UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2010
Commission File Number: 000-50984
eLong, Inc.
(Exact Name of Registrant as Specified in its Charter)
Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District
Chaoyang District

Beijing 100015, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑.       Form 40-F ☐.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ No ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐ No ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐.       No ☑.
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 20, 2010 (Beijing time), the Board of Directors of eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, accepted the resignation of Arthur Hoffman from the Board of Directors of the Company, and appointed Lily Cheng to the Board of Directors to fill the vacancy thus created.
Ms. Cheng is Senior Director of Global Strategy & Marketing of Expedia Affiliate Network, and was previously Director of Corporate Strategy and Development (Asia Pacific) for Expedia, Inc. Prior to joining Expedia in 2008, Ms. Cheng was a consultant for the Boston Consulting Group consumer goods practice in Greater China, and was also previously Founder, CEO and Board member of an embedded technology start-up funded by Benchmark Capital. Ms. Cheng holds a Masters and BA degree in Engineering from the University of Cambridge.
*       *       *
About eLong, Inc.
eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China, and uses web-based distribution technologies and a 24-hour call center to provide consumers with accurate travel information and high quality travel booking services. Aiming to deliver value and a worry-free travel booking experience to leisure and business travelers, eLong empowers consumers to make informed decisions by providing convenient online and offline hotel and air ticket booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. In addition to a selection of more than 10,000 hotels in over 450 cities across China, eLong also offers consumers the ability to make bookings at over 100,000 international hotels in more than 100 countries worldwide, and can fulfill domestic and international air ticket reservations in over 80 major cities across China.
eLong operates websites including http://www.elong.com, http://www.elong.net, and http://www.xici.net.
For further information:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570
*       *       *
The information herein is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: April 21, 2010	ELONG, INC.
	By:	/s/ Sami Farhad
		Name:	Sami Farhad
		Title:	Vice President & General Counsel